Babak Yaghmaie T: +1 212 479 6556 byaghmaie@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 2, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Jeff Kauten, Attorney Advisor
Katherine Wray, Attorney Advisor
Barbara C. Jacobs, Assistant Director

RE:              MongoDB, Inc.
Draft Registration Statement on Form S-1
Submitted June 8, 2017
CIK No. 0001441816

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are providing this letter in response to a letter, dated July 5, 2017, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 8, 2017 (the “Draft Registration Statement”). The Company is concurrently submitting an Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in such letter, marked in accordance with Regulation S-T. We are also sending the Staff a copy of this letter, along with a copy of the Amended Draft Registration Statement, which is marked to show the changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Prospectus Summary, page 1

1.                                      You state that your software has been downloaded 25 million times. Please revise to disclose the period over which this occurred.

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 7, 61, 62, 85, 88, 90 and 93 of the Amended Draft Registration Statement.

2.                                      On page 62 you disclose that your total customer base increased from 1,700 customers at January 31, 2016 to 3,200 customers at January 31, 2017. You also indicate that the majority of your revenues relate to a much smaller customer base. In order to add context to your reference to rapid growth and customer base on page 2, please revise your prospectus summary to also include the information noted herein.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Draft Registration Statement.

Use of Proceeds, page 49

3.                                      You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes.” Please revise to provide more details regarding what constitutes “working capital and other general corporate purposes.” In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business and discussing here the potential specific uses discussed in the final risk factor on page 42. This section does not require disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. As further examples in this regard, we note on page 61 you describe your intention to invest in your engineering capabilities and marketing activities, and on page 62 you state that you expect to fund your growth strategy in part with offering proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 50 of the Amended Draft Registration Statement to identify the Company’s growth strategies, however, the Company advises the Staff that there are no specific plans or intended and quantifiable use of proceeds related to these growth strategies at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

4.                                      Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. We note in this regard the discussion of elements of your growth strategy under the heading “Factors Affecting Our Performance,” but believe the overview could nevertheless be enhanced by a discussion of economic or industry-wide factors relevant to you, and insight into material challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended Draft Registration Statement.

5.                                      Please explain the relationship, if any, between the numbers of downloads and your customer base and clarify how you manage monetization of your Community Server offerings. Also, to the extent available, tell us the average number of downloads that a potential customer makes prior to purchasing your product.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover a response to the above inquiries, pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”).  In addition, the Company has revised the disclosure on pages 2, 4, 85, 88 and 96 of the Amended Draft Registration Statement.

6.                                      You disclose that as of January 31, 2017, the net ARR expansion rate was 129% and has been over 120% for each of the last eight fiscal quarters. Please tell us the actual net ARR expansion rate for each of the last eight fiscal quarters and to the extent there have been material observable trends in ARR, revise to disclose such rates and discuss the reason for such trends.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover its actual net ARR expansion rate for each of the last nine fiscal quarters, pursuant to Rule 418 under the Securities Act.

Growing Our Customer Base, page 61

7.                                      Please revise to more clearly define the large enterprises that you target through your direct sales force and channel partners.

The Company respectfully advises the Staff that it targets enterprises of all sizes through its direct sales force and channel partners and, in response to the Staff’s comment, has updated the disclosure on pages 6, 63, 90 and 95 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements, page 117

8.                                      Please disclose the names of each related person that is a party to each of the agreements described in this section. Refer to Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 1. Description of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Services Revenue, page F-14

9.                                      You disclose that service revenue is recognized on a “percentage-complete” basis for standalone fixed price contracts. Please clarify whether you are referring to the percentage of completion method under contract accounting and if so, tell us how you determined that such services fall within the scope of ASC 605-35-15.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company accounts for standalone professional service contracts in accordance with SAB Topic 13 rather than ASC 605-35-15 because these contracts are deemed to not fall within the scope of ASC 605-35-15. The Company recognizes revenue on standalone professional service contracts based on the proportional performance method, which is an acceptable method of recognition under SAB Topic 13 and ASC 985-605-25-79, and most closely aligns revenue recognition with the actual delivery of services. The Company’s use of the term “percentage-complete” in Note 1 was intended to describe the accounting in plain English and not intended to be in reference to the percentage of completion method under contract accounting within the scope of ASC 605-35-15. The Company has revised the disclosure on pages 65, 79 and F-15 of the Amended Draft Registration Statement.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-30

10.                               We note that the weighted average exercise price per share for options granted decreased from $8.53 in fiscal 2016 to $3.37 in fiscal 2017. Considering all options granted have an exercise price per share not less than the per share value of the underlying common stock options, it appears that the weighted-average fair value of your common stock decreased by $5.16 during this period. Please tell us the reasons for the decrease in the fair value of your common stock.

The Company acknowledges the Staff’s comment and to aid the Staff’s review, has set forth in the table below the equity awards granted by the Company since December 3, 2015.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted		Third-Party Valuation Date	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
December 3, 2015	692,500		October 31, 2015	$8.68	$8.68
April 13, 2016	6,073,462		February 15, 2016	3.25	3.25
July 13, 2016	1,088,750		May 31, 2016	3.58	3.58
August 15, 2016	4,000		May 31, 2016	3.58	3.58
October 5, 2016	937,250		May 31, 2016	3.58	3.58
December 7, 2016	705,000		October 31, 2016	3.79	3.79
April 5, 2017	3,691,750		January 31, 2017	4.20	4.20
April 19, 2017	535,000		January 31, 2017	4.20	4.20
June 6, 2017	50,000	(1)	April 30, 2017	—	5.59
July 13, 2017	1,308,100		April 30, 2017	5.59	5.59

(1) Represents restricted stock units.

Historical Fair Value Determination and Methodology

In the absence of a public trading market, the Company’s Board of Directors (the “Board”), with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock for financial reporting purposes as of the grant date of each stock option award as set forth in the table above, including contemporaneous valuations performed by an independent third-party valuation firm. The Company respectfully refers the Staff to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation Expense—Common Stock Valuations” on pages 81 and 82 of the Amended Draft Registration Statement for a more detailed explanation of the Company’s approach to accounting for stock-based compensation and the factors considered by the Board in determining fair value. The Company respectively advises the Staff that the material driver of the decline in the weighted-average exercise price per share for options granted from fiscal 2016 as compared to fiscal 2017 was the decrease in fair value between the Company’s valuations, as determined by the Board, from December 2015 to April 2016 as described more fully below.

In determining the estimated fair value per share as of each grant date set forth in the table above, the Board considered contemporaneous valuations (the “Contemporaneous

Valuations”) prepared by an independent third-party valuation firm as of October 31, 2015 (the “October 2015 Valuation”), February 15, 2016 (the “February 2016 Valuation”), May 31, 2016 (the “May 2016 Valuation”), October 31, 2016 (the “October 2016 Valuation”), January 31, 2017 (“January 2017 Valuation”) and April 30, 2017 (the “April 2017 Valuation”). The results of the Contemporaneous Valuations were among the factors taken into consideration by the Board in their estimate of the fair values of the Company’s common stock. The Board was solely and ultimately responsible for its determination of the fair values of the Company’s common stock.

For each of the Contemporaneous Valuations, the independent third-party valuation firm (1) estimated the Company’s business enterprise value (“BEV”) using the income approach, a backsolve method and/or a hybrid method assuming the occurrence of an initial public offering, and then (2) estimated the per share fair value of the Company’s common stock by considering (a) the option pricing model (“OPM”), (b) secondary sales of the Company’s common stock, (c) an OPM-backsolve method and/or (d) an initial public offering scenario.

December 2015 and April 2016 Grants

On the April 13, 2016 grant date, the Board determined that the fair value of the Company’s common stock was $3.25 per share, a decrease of $5.43 from the Board’s previous determination of the fair value of the Company’s common stock in December 2015.

After reviewing the February 2016 Valuation, the Board, together with input from management, determined that there were material changes in the public market for comparable companies and in the overall macro-economic environment from the end of 2015 to early 2016 that had materially and adversely affected the fair value of the Company’s common stock. Specifically, the median guideline public company multiple identified in the Contemporaneous Valuations had deteriorated from 7.0x in the October 2015 Valuation to 3.0x in the February 2016 Valuation, a decline of 57%.  The same comparable publicly traded companies were used in each of these Contemporaneous Valuations.

In the October 2015 Valuation and the February 2016 Valuation, the Company’s BEV was determined by using the income approach, relying on a guideline public company analysis to estimate the revenue multiple applied in the terminal year.  Using the income approach, the Contemporaneous Valuations estimated that the BEV of the Company was $380.5 million as of February 15, 2016 compared to $733.1 million as of October 31, 2015, or a 48% decline. The key driver of this decline was the significant decline in the guideline public company multiples, due to the general market correction in high growth, low profit or unprofitable companies at the end of 2015. The Company elected to be more conservative than the 3.0x median guideline revenue multiple reflected in the public company multiples at the time of the February 2016 Valuation and applied a 4.0x revenue multiple, which represented a 43% decline from the 7.0x revenue multiple used in the October 2015 Valuation.

The October 2015 Valuation and the February 2016 Valuation each used the OPM to allocate the Company’s BEV to each class of the Company’s shares and then a discount for lack of marketability was applied to the indicated value of the common stock. The OPM used the following assumptions: (1) in the February 2016 Valuation, $373.3 million BEV, 40% estimated volatility, 2.0 years until an anticipated liquidation event and a risk free rate of 0.71%; and (2) in the October 2015 Valuation, $692.7 million BEV, 35% estimated volatility, 1.5 years until an anticipated liquidation event and a risk free rate of 0.55%.

The concluded per share fair value of the Company’s common stock in the October 2015 Valuation and the February 2016 Valuation were based on a review of the indications derived from the OPM and secondary sales of the Company’s common stock.  Because there was a dramatic reduction in the number and volume of secondary sales of the Company’s common stock in the period prior to the February 2016 Valuation as compared to the October 2015 Valuation, the weighting placed on secondary sales of the Company’s common stock was reduced from 25% in the October 2015 Valuation to 10% in the February 2016 Valuation, while the weighting placed on the OPM increased from 75% in the October 2015 Valuation to 90% in the February 2016 Valuation.

July, August and October 2016 Grants

On each grant date in July, August and October 2016, the Board determined that the fair value of the Company’s common stock was $3.58 per share. After reviewing the May 2016 Valuation, the Board, together with input from management, determined that there were no material changes in the public market for comparable companies or in the overall macro-economic environment that had materially and adversely affected the fair value of the Company’s common stock since the February 2016 Valuation. The key drivers of the increase in the fair value of the Company’s common stock from the April 13, 2016 grant date were the increase in the guideline public company multiples as well as the passage of time.

In the May 2016 Valuation, the BEV was determined by using the income approach, relying on a guideline public company analysis to estimate the revenue multiple applied in the terminal year. Using the income approach, the May 2016 Valuation estimated that the BEV of the Company was $484.3 million as of May 31, 2016 compared to $380.5 million as of February 15, 2016. The May 2016 Valuation indicated that the median guideline public company multiple had improved from 3.0x in the February 2016 Valuation to 4.0x in the May 2016 Valuation. The same comparable publicly traded companies were used in each of these Contemporaneous Valuations, with the exception of one company which was sold to private equity investors during June 2016. The revenue multiple used in the May 2016 Valuation was 4.5x.

The May 2016 Valuation used the OPM to allocate the Company’s BEV to each class of the Company’s shares and then a discount for lack of marketability was applied to the indicated value of the common stock.  The OPM used the following assumptions in the May 2016 Valuation: $448.4 million BEV, 45% estimated volatility, 1.7 years until an anticipated liquidation event and a risk free rate of 0.81%.

The concluded per share fair value of the Company’s common stock in the May 2016 Valuation was based on a review of the indications derived from the OPM and secondary sales of the Company’s common stock.  Because there were no secondary transactions since the February 2016 Valuation, the weighting placed on secondary sales of the Company’s common stock was further reduced to 5%, while the weighting placed on the OPM increased to 95%.

December 2016 Grants

On December 7, 2016, the Board determined that the fair value of the Company’s common stock was $3.79 per share. After reviewing the October 2016 Valuation, the Board, together with input from management, determined that there were no material changes in the public market for comparable companies or in the overall macro-economic environment that had materially and adversely affected the fair value of the Company’s common stock since the May 2016 Valuation. The key drivers of the increase in the fair value of the Company’s common stock from the July, August and October 2016 grant dates were the passage of time, a reduction from 1.7 years to 1.3 years estimated until an anticipated liquidation event and a slight decrease in the risk free rate from 0.81% to 0.72%.

In the October 2016 Valuation, the BEV was determined by using the income approach, relying on a guideline public company analysis to estimate the revenue multiple applied in the terminal year.  Using the income approach, the October 2016 Valuation estimated that the BEV of the Company was $536.1 million as of October 31, 2016 compared to $484.3 million as of May 31, 2016. The October 2016 Valuation indicated that the median guideline public company multiple had not changed from the May 2016 Valuation. The same comparable publicly traded companies were used in each of these Contemporaneous Valuations. The revenue multiple used in the October 2016 Valuation was 4.5x.

The October 2016 Valuation used the OPM to allocate the Company’s BEV to each class of the Company’s shares and then a discount for lack of marketability was applied to the indicated value of the common stock.  The OPM used the following assumptions in the October 2016 Valuation: $494.6 million BEV, 45% estimated volatility, 1.3 years until an anticipated liquidation event and a risk free rate of 0.72%.

The concluded per share fair value of the Company’s common stock in the October 2016 Valuation was based on a review of the indications derived from the OPM and secondary sales of the Company’s common stock.  Because there was very limited secondary activity since the May 2016 Valuation, the weighting placed on secondary sales of the Company’s common stock remained at 5% and the weighting placed on the OPM remained at 95%.

April 2017 Grants

On each grant date in April 2017, the Board determined that the fair value of the Company’s common stock was $4.20 per share. After reviewing the January 2017 Valuation, the Board, together with input from management, determined that there were no material changes in the public market for comparable companies or in the overall macro-economic environment that had materially and adversely affected the fair value of the Company’s common stock since the October 2016 Valuation. The key drivers of the increase in the fair value of the Company’s common stock from the October 2016 grant date to the April grant dates were the passage of time and the additional sale of 2.1 million shares of the Company’s Series F redeemable convertible preferred stock to an existing investor on January 31, 2017 at a price per share equal to $16.72, the original issuance price of the Series F redeemable convertible preferred stock in 2014.

In the January 2017 Valuation, the BEV was determined by using both the income approach and a backsolve method from the Series F redeemable convertible preferred stock sale. Using the income approach and backsolve method, the January 2017 Valuation estimated that the BEV of the Company was $587.0 million and $894.1 million, respectively, as of January 31, 2017 compared to $536.1 million as of October 31, 2016. The January 2017 Valuation indicated that the median guideline public company multiple had not changed from the October 2016 Valuation. The same comparable publicly traded companies were used in each of these Contemporaneous Valuations. The revenue multiple used in the January 2017 Valuation was 4.5x.

The January 2017 Valuation used the OPM and OPM-backsolve to allocate the Company’s BEV to each class of the Company’s shares and then a discount for lack of marketability was applied to the indicated value of the common stock. The OPM and OPM-backsolve used the following assumptions in the January 2017 Valuation: 45% estimated volatility, 1.25 years until an anticipated liquidation event and a risk free rate of 0.93%.

The Company’s BEV was $540.4 million under the OPM and $776.8 million under the OPM-backsolve.

The concluded per share fair value of the Company’s common stock in the January 2017 Valuation was based on a review of the indications derived from the OPM, OPM-backsolve and secondary sales of the Company’s common stock.  The Company noted no significant movements in secondary transactions since the October 2016 Valuation. The weighting placed on secondary sales of the Company’s common stock remained at 5%, the weighting placed on the OPM was 85% and the weighting placed on the OPM-backsolve was 10%. While the Series F redeemable convertible preferred stock sale was considered to be an indication of value, the Company believed that limited weighting should be applied to the OPM-backsolve given the sale was to an existing investor at the original issue price of the Series F redeemable convertible preferred stock determined back in 2014 under different market conditions.

June and July 2017 Grants

On each grant date in June and July 2017, the Board determined that the fair value of the Company’s common stock was $5.59 per share. After reviewing the April 2017 Valuation, the Board, together with input from management, determined that there were no material changes in the public market for comparable companies or in the overall macro-economic environment that had materially and adversely affected the fair value of the Company’s common stock since the January 2017 Valuation. The key driver of the increase in the fair value of the Company’s common stock from the April 2017 grant dates was the Company’s progress toward an potential initial public offering.

In the April 2017 Valuation, the BEV was determined by using the income approach and a hybrid approach that assumed the occurrence of an initial public offering in approximately 1.17 years and, therefore, required an estimated of BEV as of June 30, 2018 (the “IPO Scenario”). Using the income approach, the January 2017 Valuation estimated that the BEV of the Company was $570.4 million as of April 30, 2017 compared to $587.0 million as of January 31, 2017. The April 2017 Valuation indicated that the median guideline public company multiple had not changed from the January 2017 Valuation. The same comparable publicly traded companies were used in each of these Contemporaneous Valuations. The revenue multiple used in the April 2017 Valuation was 4.5x.  Using the IPO Scenario, the January 2017 Valuation estimated that the BEV of the Company was $867.4 million.

The April 2017 Valuation used the OPM to allocate the Company’s BEV to each class of the Company’s shares and then a discount for lack of marketability was applied to the indicated value of the common stock. The OPM used the following assumptions in the April 2017 Valuation: 40% estimated volatility, 1.17 years until an anticipated liquidation event and a risk free rate of 1.11%.  The Company’s BEV was $530.0 million under the OPM and $867.4 million under the IPO Scenario.

The concluded per share fair value of the Company’s common stock in the April 2017 Valuation was based on a review of the indications derived from the OPM, the IPO Scenario and secondary sales of the Company’s common stock. The Company noted an increased volume of secondary transactions since the January 2017 Valuation. The weighting placed on secondary sales of the Company’s common stock increased to 20%, the weighting placed on the OPM was 60% and the weighting placed on the IPO Scenario was 20%.

Note 14. Subsequent Events, page F-37

11.                               For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please include the expected impact the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2b.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-42 and F-43 of the Amended Draft Registration Statement.

General

12.                               Please provide support for the following assertions in your prospectus:

•                  MongoDB is the “leading modern, general purpose database platform” (pages 1, 4, 59, 80 and 84). In this regard, clarify in your disclosure whether your leading position is based on revenues, market share, or some other metric. Please also consider augmenting the description of the subset of the overall database platform market in which you are the leader with a more specific, objective term than “modern,” to the extent such a term exists.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 84 of the Amended Draft Registration Statement. In addition, the Company is supplementally providing to the Staff under separate cover support for the above referenced statement, pursuant to Rule 418 under the Securities Act.

•                  Your platform is the only modern offering that addresses the needs of organizations for performance, scalability, flexibility and reliability while maintaining the strengths of relational databases (pages 1 and 80).

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 84.

•                  Your platform “drives [y]our customers’ ability to compete, improve end-user satisfaction and gain market share” (pages 5 and 85).

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 89. In addition, the Company is supplementally providing to the Staff under separate cover support for the revised statement that the Company’s platform “can help drive [its] customers’ ability to compete, improve end-user satisfaction and gain market share,” pursuant to Rule 418 under the Securities Act.

13.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover copies of such written communications.

14.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and will either include such graphical materials or artwork in a subsequent amendment to the Draft Registration Statement, or supplementally provide the Staff with copies of such materials or artwork when available.

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.